CorMedix Inc.

300 Connell Drive, Suite 4200

Berkeley Heights, NJ 07922

November 23, 2020

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:    Office of Life Sciences

Re:	CorMedix Inc.

Registration Statement on Form S-3

Filed November 5, 2020

File No. 333-249901

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, CorMedix Inc. (the “Company”), hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333- 249901), so that such registration statement may become effective at 3:00 p.m. (Washington, D.C. time) on November 25, 2020, or as soon as practicable thereafter.

CORMEDIX INC.

By:	/s/ Matt David
Name: Matt David Title: Chief Financial Officer